UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 25, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

On June 24, 2008 American Israeli Paper Mills Ltd. (the “Company”) announced that the Company’s shareholders at the Annual General Shareholders Meeting held on June 24, 2008 approved the following resolutions:

1.	To reappoint the following directors to the Company’s Board of Directors: Ari Bronshtein, Avi Fischer, Zvi Livnat, Amos MarHaim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel.

2.	To approve the acquisition by the Company of an Officer’s and Director’s Insurance Policy for the period between June 1, 2008 to May 31, 2009 and the payment of a $40,000 premium, unchanged from previous years.

3.	To approve the reappointment of Brightman Almagor Zohar & Co. a member of Deloitte Touch Tohmatsu as External Auditors of the Company for 2008.

4.	To approve the change of Company’s name, and the applicable amendment to the Company’s articles of association, to the following name or a similar name as will be approved by the Israeli Companies Registrar: from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. The change of the Company’s name will be effective only following the authorization of the Israeli Registrar of Companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: June 25, 2008